2301 W ANDERSON LN #102-108
AUSTIN, TEXAS 78757

ALLY DAVIDSON

Ally Davidson is a high-energy, fun and passionate leader. Her incredible instinct and mission-driven work has allowed her great success and countless followers. Ally's work is focused on positively impacting lives, and she leads by working with, and through, others to achieve this mission.

EXECUTIVE EXPERIENCE

Camp Gladiator — *Co-Founder, Co-CEO*

Award-winning, national group fitness company that spans over five states. Founded with the mission to positively impact the health, fitness, and ultimately the lives of as many people as possible.

2008 – PRESENT
- Provide visionary leadership for strategic company objectives
- Build and ensure product quality with all locations nationwide
- Oversee product advancement and integration in all markets
- Embody the brand and company values
- Lead long-term planning and management of the Executive Team
- Advance leadership development for Trainers nationally
- Produce a recruiting program for potential Trainer candidates
- Drive Trainer education and onboarding

CG Victory — *Co-Founder*

Faith-based, 501c3 nonprofit youth adventure camp with the mission to share the joy of Christ by laughing, loving and living adventurously.

2008 – PRESENT

- Provide vision for the product and ensures it delivers
- Supports the overall direction and goals

EDUCATION, AWARDS & PROFESSIONAL ASSOCIATIONS

Texas State University — *BS/BA Exercise and Sports Science 2006*

American Gladiator Grand Champion — *2008*

Entrepreneur of the Year — *Ernst & Young 2016*

Fittest CEO — *Austin Fit Magazine 2015*

5000 Fastest Growing Companies — *INC. 2013-2021*

The C12 Group — *2016-PRESENT*